

March 26, 2014

Via E-mail
Benson Haibing Wang
Chief Executive Officer
Taomee Holdings Limited
16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China

> **Re:** **Taomee Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 17, 2013**
> **File No. 001-35190**

Dear Mr. Wang:

We have reviewed your letter dated February 24, 2014 in connection with the above-referenced filings and have the following comment.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 12, 2014.

Item 8. Financial Information

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 10. Taxation

1.   We note you response to prior comment 1 that the impact of the tax holiday on deferred income taxes was less than USD 189 thousand in 2012, which was not considered material. Please tell us why you have not also considered the effect of the adjustment for the prior year tax benefit, relating to the tax holiday granted to Shanghai Shengran, in your disclosure of the aggregate dollar effect of your tax holidays on income tax

benefit/expense recognized for the period, and the corresponding impact on earnings per share.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or me at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via Email
     Paul Keung
     Chief Financial Officer